Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE : +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number	E-mail Address
+1-212-455-2945	mwolfson@stblaw.com
July 20, 2020
Re:	Global Blue Group Holding AG (the "Company")
Registration Statement on Form F-4, as amended
Filed February 24, 2020, June 19, 2020, July 8, 2020 and July 17, 2020
File No. 333-236581 (the "Registration Statement")

Mr. Jeff Kauten

Staff Attorney, Office of Technology

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549-3628

Dear Jeff:

This letter is sent in response to the comments of the Staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") communicated to us in its letter dated July 17, 2020 regarding Amendment No. 2 of the Registration Statement, which Registration Statement included a preliminary prospectus of the Company and a preliminary proxy statement of Far Point Acquisition Corporation.

As discussed on the phone, we are submitting this correspondence with proposed changes to the Registration Statement, which will be included in a subsequent filing of an amendment to the Registration Statement.

For ease of reference, we have set forth below, in bold, the Staff's comment prior to each of the Company's responses. Capitalized terms used in the Company's responses below but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

1.SEC Comment: We note that Globetrotter began to acquire public shares from institutional investors in May 2020 with the intention of supporting the business combination. Highlight that Globetrotter, Silver Lake and other aligned shareholders

B E I J I N G	H O N G K O N G	H O U S T O N	L O N D O N	L O S A N G E L E S	P A L O A L T O	S Â O P A U L O T O K Y O	W A S H I N G T O N , D . C .

Simpson Thacher & Bartlett LLP

Jeff Kauten	-2-	July 20, 2020

have a strong economic interest in the business combination being approved that may not align with the economic interests of the minority shareholders.

Company Response: The Staff had referred to page 72 of Amendment No. 2 of the Registration Statement. The Company believes this comment is best addressed in the existing risk factor with respect to actions taken to increase the likelihood of approval of the Business Combination Proposal and other proposals. Accordingly, attached is a proposed changed page reflecting an updated risk factor on page 70 of Amendment No. 3 of the Registration Statement.

2.SEC Comment: Please revise to update the success ratio and average technology spend to include the March 31, 2020 information.

Company Response: The Staff had referred to page 227 of Amendment No. 2 of the Registration Statement. In response to this comment, attached are proposed changed pages 230-231 of Amendment No. 3 of the Registration Statement.

3.SEC Comment: You state that changes to the assumptions used in your goodwill impairment analysis would not result in an impairment "given the significant headroom." Please address the following:

∙Explain further what you mean by "significant headroom;"

∙Tell us the percentage by which each CGU's recoverable amount exceeds the carrying value;

∙Clarify how the current COVID-19 environment impacted your sensitivity analysis and specifically address whether you considered using a negative revenue growth rate assumption; and

∙Explain how you determined you had significant headroom considering the recent goodwill impairment charge.

Company Response: The Company responds to the Staff's respective bullet points as set forth below:

∙Explain further what you mean by "significant headroom;"

∙Tell us the percentage by which each CGU's recoverable amount exceeds the carrying value;

The Company's view is that there is significant headroom, based on the key assumptions used for the value-in-use calculations. To contextualize this conclusion:

∙TFSS: The headroom is €645,397K relative to a goodwill of €358,760K. This implies that the percentage by which the TFSS recoverable amount exceeds the carrying value is 180%.

∙AVPS: The headroom is €178,314K relative to a goodwill of €49,200K. This implies that the percentage by which the AVPS recoverable amount exceeds the carrying value is 362%.

Simpson Thacher & Bartlett LLP

Jeff Kauten	-3-	July 20, 2020

∙Blended: The blended total headroom across the two CGUs is

€823,711K relative to a total goodwill of €407,960K. This implies that the percentage by which the TFSS and AVPS recoverable amount exceeds the carrying value is 202%.

The goodwill analyses do not include the short-term and long-term action plan that management was defining and rolling-out in parallel to the year-end closing process. If these were included at the time of these analyses, it would have further increased the headroom.

∙Clarify how the current COVID-19 environment impacted your sensitivity analysis and specifically address whether you considered using a negative revenue growth rate assumption; and

The sensitivities considered for the March 31, 2020 fiscal year were much more severe than those considered in previous periods, to reflect the current COVID-19 environment. In these sensitivity analyses, there was no impairment. Below the Company details the reasoning behind each of the sensitivity assumptions (which were run separately) that were included in Note 17 of the Company's financial statements.

0 % average revenue growth assumption for the Company over a four-year period

∙Relative to the key assumption used of 6.3% average revenue growth over a four-year period (detailed in Note 17), the Company decided to stress this further by assuming no growth over the next four-year period (comprising of the ongoing slowdown followed by a recovery such that the growth over the four-year period was zero).

∙While a negative growth for the period was considered, the no-growth assumption was viewed as the appropriate adverse sensitivity across the four-year period. This decision was based on an assessment of historical travel disruptions (e.g., natural disasters, terrorist attacks, civil unrest, health risks (e.g., SARS and MERS)) in which travel was temporarily curtailed, to varying degrees, with growth eventually recovering to and exceeding pre-disruption levels, as a result of a normalization of travel demand and longer-term structural macroeconomic growth tailwinds. In these travel disruptions, the recovery usually occurred within a year (with terrorism and health risks on the longer side), making the four-year period of no-growth a severe downside case. To put this assumption into context relative to the pre COVID-19 performance, the revenue growth for the six months ended September 30, 2019 (as detailed in Amendment No. 1 of the Registration Statement filed on June 18, 2020) was ~8%, which was broadly in line with the last 10 years CAGR (for the financial year ended March 31, 2010 to March 31, 2020, as detailed of page 192 in the Amendment No. 3 of the Registration Statement) of ~11%; as such, no-growth over the four-year period was viewed as a severe downside case.

Simpson Thacher & Bartlett LLP

Jeff Kauten	-4-	July 20, 2020

∙Based on the no growth scenario, the recoverable amount would be 30% / 47% / 32% above the carrying value for TFS / AVPS / Blended, respectively.

∙Had the Company assumed a negative 2.5% growth rate assumption over the four-year period (in place of no-growth), the recoverable amount would have been 2% / 18% / 4% above the carrying value for TFS / AVPS / Blended, respectively.

5-percentage point increase in the discount rate

∙The Company's estimated pre-tax discount rate (weighted average cost of capital) as at March 31, 2020 is 9.91%. This represented an increase of 1.13p.p. relative to the March 31, 2019 assumption of 8.78%, with the increase over the prior year driven by the beta assumption reflecting the current COVID-19 environment

∙To further stress the impact of COVID-19, the Company further increased the year-on-year increase from 1.13p.p. to 5.00p.p. bringing the discount rate to 13.78%, which was viewed by the Company management as a severe assumption.

∙Based on this sensitivity scenario, the recoverable amount would be 20% / 103% / 30% above the carrying value for TFS / AVPS / Blended, respectively.

As detailed in Note 44 of the Company's financial statements, the Company's management identified recoverability of tangible and intangible assets as an area of the financial statements that are subject to accounting estimates and judgments that might be impacted by the uncertainty associated with the impact and duration of COVID-19 conditions.

∙Explain how you determined you had significant headroom considering the recent goodwill impairment charge.

The goodwill impairment charge was booked as a result of a change in assumptions associated with a contingent consideration liability related to the Refund Suisse business. Relative to the original Refund Suisse business plan (against which the contingent consideration was assessed), it did not meet the financial targets, thus resulting in no payment being required under the contingent consideration. Upon releasing the contingent consideration liability, the Company's management offset the P&L impact by impairing associated goodwill which was generated as part of the purchase price accounting for the acquisition of the Refund Suisse business in 2018. As the Refund Suisse business forms part of the TFSS CGU, it was incorrect to impair the goodwill associated with the business, as the total TFSS CGU had significant headroom as described above. The Company's management concluded that the impairment amount of €1,551K was immaterial both quantitatively and qualitatively relative to the broader financial statements and therefore was not adjusted at year-end.

Simpson Thacher & Bartlett LLP

Jeff Kauten	-5-	July 20, 2020

Please refer to the response to comment Question 4 below for additional considerations.

4.SEC Comment: Please address the following related to the €1.551 million goodwill impairment charge recorded in fiscal 2020:

∙Revise to include a discussion of the specific factors that contributed to such charge. Refer to IAS 36.130;

∙Tell us why you did not include this charge in Note 10. In this regard, we note that you classified the €2.019 million goodwill impairment charge as an exceptional item in fiscal 2018; and

∙Reconcile the €1.551 million goodwill impairment charge to note (b) on page 43.

Company Response: The Company responds to the Staff's respective bullet points as set forth below:

∙Revise to include a discussion of the specific factors that contributed to such charge. Refer to IAS 36.130;

The goodwill impairment charge was booked as a result of a change in assumptions associated with a contingent consideration liability related to the Refund Suisse business.

Refund Suisse is a start-up acquired on September 28, 2018 that offered the Company new refund technology for certain cross-border TFS transactions. The Company paid €5,467K and recognized a contingent consideration (earn-out) €1,551K (converted from Swiss Francs, at the exchange rate at the time); this is detailed in Note 38 of the Company's financial statements.

Refund Suisse did not meet the financial targets, resulting in no payment being required under the contingent consideration. As a result, the contingent consideration liability was released and there was a P&L gain of €1,668K (converted from Swiss Francs, at the exchange rate at the time).

Upon releasing the contingent consideration liability, the Company's management offset the P&L impact by impairing associated goodwill which was generated from the purchase price being in excess of the fair value of net assets acquired. As the Refund Suisse business forms part of the TFSS CGU, it was incorrect to impair the goodwill associated with the business, as the total TFSS CGU had significant headroom as described above.

This incorrect impairment of €1,551K was identified during the closing process and was not corrected. The Company's management considered this error in the context of IAS 8 and SAB99 guidelines and concluded that it was quantitatively and qualitatively immaterial to the broader financial statements and as such decided not to adjust the financials or include commentary (taking the view that it did not warrant or require additional disclosures as detailed under IAS 36.130).

Simpson Thacher & Bartlett LLP

Jeff Kauten	-6-	July 20, 2020

∙Tell us why you did not include this charge in Note 10. In this regard, we note that you classified the €2.019 million goodwill impairment charge as an exceptional item in fiscal 2018; and

∙Reconcile the €1.551 million goodwill impairment charge to note (b) on page 43.

In fact, the €1,551K goodwill impairment charge was included in Note 10, but was shown together with the contingent consideration liability release of €1,668K. These were both included in "Other Exceptional Items" in Note 10. Management included the goodwill impairment in the same line item as the consideration liability release, given the impairment was viewed as occurring in association with the liability release. Upon identification of the error during the closing process, this presentation was not changed to show these items separately, given the conclusion that it was quantitatively and qualitatively immaterial.

The detailed reconciliation for "Other Exceptional Items" in Note 10 is as follows:

∙Release of Refund Suisse contingent consideration liability: +€1,668K

∙Refund Suisse goodwill impairment: -€1,551K

∙Additional costs related to the shutdown of the Malaysia TFSS operations: -€33K

∙Total Other Exceptional Items: +€84K

As such, one cannot directly reconcile the above goodwill impairment to the Impairment in Note 10 of €1,023K.

* * *

If you have any questions or would like further information concerning the Company's responses set forth above, please do not hesitate to contact me. Thank you for your time and consideration.

Very truly yours,

/s/ Michael Wolfson

Michael Wolfson

cc:Far Point Acquisition Corporation Global Blue Group Holding AG Morgan, Lewis & Bockius LLP

Activities taken by the Seller Parties, Silver Lake or Global Blue to increase the likelihood of approval of the Business Combination Proposal and other proposals may conflict with interests of FPAC’s minority stockholders and could have a depressive effect on FPAC’s stock.

The Seller Parties and Silver Lake have a strong economic interest in the Business Combination being approved, particularly because the Business Combination is associated with a partial investment exit from Global Blue by such parties. Accordingly, at any time prior to the Special Meeting, during a period when they are not then aware of any material non-public information regarding FPAC or its securities, Global Blue or Global Blue’s shareholders and/or their respective affiliates, including the Seller Parties and Silver Lake, may purchase Public Shares from institutional and other investors or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of FPAC Common Stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of the shares outstanding and entitled to vote at the Special Meeting to approve the Business Combination Proposal vote in its favor, where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against a potential loss in value of their shares, including the granting of put options. Entering into any such arrangements may conflict with interests of certain other stockholders of FPAC, including FPAC’s minority stockholders, if such stockholders would prefer the Business Combination not to be approved. Such arrangements could also have a depressive effect on the price of FPAC Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase FPAC Common Stock at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

On May 17, 2020, Globetrotter began acquiring Public Shares from institutional investors and, as a result of such acquisitions, beneficially owns 9,487,500 shares of FPAC Common Stock equaling 12% of the outstanding FPAC Common Stock as of the date of this proxy statement/prospectus. See “Beneficial Ownership of Securities.” While Globetrotter conducted these acquisitions with the intention of supporting the Transactions, including by voting the shares of the FPAC Class A Common Stock beneficially owned by them in favor of the Business Combination Proposal and the Adjournment Proposal at the Special Meeting, these and similar acquisitions prior to the Special Meeting may conflict with interests of FPAC’s minority stockholders if such stockholders would prefer the Business Combination not to be approved, and could have a depressive effect on FPAC’s stock.

Risks Related to the U.S. Federal Income Tax treatment of the Business Combination and New Global Blue

The Internal Revenue Service (“IRS”) may not agree that New Global Blue should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, New Global Blue, which is not created or organized in the United States or under the law of the United States or of any State but is instead a Swiss incorporated entity, would generally be classified as a non-U.S. corporation. Section 7874 of the Code and the Treasury regulations promulgated thereunder, however, contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that New Global Blue is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, New Global Blue would be liable for U.S. federal income tax on its income just like any other U.S. corporation and certain distributions made by New Global Blue to non-U.S. holders of New Global Blue securities would be subject to U.S. withholding tax.

70

The following table shows SiS loss/gains attributable to merchants as well as net churn for the periods presented:

	For the Financial Year Ended March 31,						Average annual
	2020	2019	2018	2017	2016	2015	2015 - 2020
		(% total)
SiS loss attributable to merchants	-2.6%	-3.4%	-2.7%	-3.9%	-2.6%	-2.8%	-3.0%
SiS gains attributable to merchants	1.0%	5.1%	1.2%	2.7%	4.5%	6.7%	3.4%

Net churn	-1.6%	1.7%	-1.5%	-1.1%	1.9%	3.8%	0.4%

Upon renewal of a contract with an existing partner or when attempting to enter into a contract with a new partner, Global Blue may accept increases to the merchants’ revenue share. As a result of being a transactional business, Global Blue has generally shared a higher percentage of revenue with merchants as volumes have increased over time.

Success ratio

Global Blue’s revenue is affected by its success ratio, meaning the percentage of eligible TFS transactions that are issued and successfully refunded. The success ratio can be driven by improvements in the issue or refund processes. The issuing process is measured by the issue ratio, meaning the percentage of eligible TFS transactions that are issued a tax free transaction. The refund process is measured by the refund ratio, meaning the percentage of transactions for which a tax free transaction has been issued that are successfully refunded. Issue ratio and refund ratio can also be measured on a SiS basis. As the success ratio improves, the number of transactions that Global Blue processes increases.

On a transactional basis, the issue ratio and refund ratio as of March 31, 2019 were 50% and 78%, respectively, resulting in a success ratio of 39% (equivalent to a success ratio of 49% on a SiS basis). This shows that as of March 31, 2019, 61% of the current market was unpenetrated or unaddressed, meaning there is a potential upside on TFS transactions of 2.6 times the current levels. Global Blue seeks to improve the success ratio on the belief that success ratio improvement will be driven by both external industry-wide themes (see “Information Related to Global Blue—Global Blue’s Industry”) and technological innovation and development of innovative products to improve the functionality for merchants (see “Information Related to Global Blue—Global Blue’s Business—Global Blue’s Key Strengths—Clear market and technology leadership” and “Information Related to Global Blue—Global Blue’s Business—Global Blue’s technology platform—Key innovative focus areas”).

The following table demonstrates Global Blue’s opportunity to increase its success ratio as of March 31, 2019:

	Measured by Number of Transactions	Measured by SiS
Issue ratio	50%	58%
Refund ratio	78%	86%
Success ratio	39%	49%
Implied upside	2.6x	2.0x

The following table demonstrates Global Blue’s opportunity to increase its success ratio as of March 31, 2020. The Issue Ratio Data below is preliminary:

	Measured by Number of Transactions	Measured by SiS
Issue ratio	51%	58%
Refund ratio	79%	88%
Success ratio	40%	51%
Implied upside	2.5x	2.0x

230

Digital innovation

Our business is dependent on our ability to remain a market leader in the TFS industry and the primary partner of choice for merchants and international shoppers in relation to TFS. This is driven by our ability to consistently address the needs of all our stakeholders.

To achieve this, we focus on technological innovation and functionality for merchants by developing innovative products. Our average technology spend (comprised of technology operating expenses and capital expenditure) between April 1, 2014 and March 31, 2020 amounted to 13% of our revenue and we have spent €324.4 million in aggregate on technology during this period. We have invested in technology at a similar level on an absolute basis even in years with slower top-line growth, such as the financial year ended March 31, 2019. While such an approach has impacted our margins, we believe that such investment decisions place us in a better position to benefit from the eventual rebound in growth.

Operating leverage and scalability

Global Blue’s financial profile benefits from high operating leverage, which is attributable to a large portion of Global Blue’s cost base being fixed, a disciplined approach to cost management and investments in technology incurred at earlier periods. As a result of investments already incurred in improving Global Blue’s processes and technology, Global Blue believes that it has the ability to add significant new transaction volumes at limited incremental cost and without significant additional capital expenditure.

Based on operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization), 60% of Global Blue’s cost base was fixed for the financial years ended March 31, 2020. However, as a result of our costs being fixed, if our growth slows or declines, our results of operations will be negatively impacted, as we cannot reduce our cost base to the same extent. Subject to the extent of any growth decline, Global Blue may also implement cost actions that reduce the fixed cost base, as evidenced by the recent short-term and long-term cost savings initiatives in response to the COVID-19 pandemic, thereby partially mitigating the extent of the negative impact. See “Global Blue’s Management’s Discussion and Analysis of Financial Condition and Results of Operation—COVID-19.” The remaining 40% of Global Blue’s cost base is variable, though generally linked to SiS performance and not revenue.

Key Performance Indicators

Global Blue regularly monitors the following key performance indicators to evaluate its business and trends, measure its performance, prepare financial projections and make strategic decisions. None of these key performance indicators are measures of financial performance under IFRS. Nevertheless, Global Blue believes that these key performance indicators provide an important indication of trends in its financial performance. There are limitations inherent in key performance indicators. In analyzing Global Blue’s future performance, investors should consider any key performance indicator together with the presentation of Global Blue’s results of operations and financial condition under IFRS, rather than as an alternative to IFRS financial measures.

The key performance indicators presented below have not been audited or reviewed by any auditor or other expert. The information used to calculate these key performance indicators is partly derived from management information systems. As these key performance indicators are defined by Global Blue’s management, they may not be comparable to similar terms used by other companies, which may limit their usefulness as comparative measures. Where possible, the measures are clearly defined and a reconciliations to IFRS measures is provided. Where adjustments or addbacks are included, it should not be construed as an inference that Global Blue’s future results will be unaffected by any of the adjusted items, or that Global Blue’s projections and estimates will be realized in their entirety or at all.

231